August 13, 2008

VIA EDGAR AND FACSIMILE (202) 772-9210

Division of Corporate Finance
Mail Stop 4561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mark P. Shuman

Re:        Vanity Events Holding, Inc. (f/k/a Map V Acquisitions, Inc.)
(the “Company”)
Registration Statement on Form S-1 (“Form S-1”)
Filed July 25, 2008
File No. 333-151585

Dear Mr. Shuman:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated August 7, 2008, addressed to Mr. Steven Moskowitz, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of Amendment No. 1 to Form S-1 (the “Amended Registration Statement”), filed on July [  ], 2008, have been referenced.

Amendment No. 1 to Registration Statement on Form S-1

General

1.
We are in receipt of your Preliminary Information Statement on Schedule 14A, filed July 31, 2008. Comments with respect to the Preliminary Information Statement on Schedule 14A will be provided promptly in a separate letter, and must be resolved prior to the desired effective date.

Response:

We understand, based on discussions with Mr. Michael Johnson, that the Commission has no further comments with respect to the Schedule 14A filed July 31, 2008.

Selling Shareholders. page 14

2.
Please expand the information regarding the issuances of the shares to be resold to state the dates on which the shares were sold. With respect to each group of issuances, provide a brief description of the transaction in which the shares were sold, such as the number of shares offered, the number sold and the price at which the shares were sold.

Response:

All of the selling shareholders, with exception to Sichenzia Ross Friedman Ference LLP, acquired their shares on April 7, 2008, when the Company entered into a Share Exchange Agreement with Vanity Holding Group, Inc. (“Vanity”), a private company formed under the laws of Delaware, and the shareholders of Vanity (the “Vanity Shareholders”) pursuant to which the Company agreed to acquire all of the outstanding shares of common stock of Vanity from the Vanity Shareholders. As consideration for the acquisition of the shares of Vanity, the Company agreed to issue an aggregate of 12,997,000 shares of Common stock to the Vanity Shareholders. Additionally, on May 29, 2008 the Company issued Sichenzia Ross Friedman Ference LLP 292,084 shares as consideration for legal services rendered.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Management’s Discussion and Analysis and Plan of Operation. page 20

3.
Expand the third paragraph under the sub-heading “Cash Flows from Operating Activities” to state the dollar amount of additional funds the company estimates that it will require to pursue its business model 12 months from the date of the prospectus. Disclosure in the second paragraph on page 7 suggests that the required amount is estimated to be $60,000.

Response:

The Company has revised its disclosure to indicate that, for the next 12 months of operations, it anticipates it will require $60,000 to pursue its business model.

Management, page 22

Directors and Executive Officers. page 22

4.
Please ensure that your disclosure briefly describes the business experience during the past five years of Mr. Cohn as required by Item 401(e) of Regulation S-K. We note that you indicate Mr. Cohn has been a director since April 2007, has been involved with startup companies for the last decade and that you have provided his business experience through 2002. However, Item 401(e) requires disclosure with respect to the past five years of, among other things, the name and principal business of any corporation or other organization in which such person’s occupations and employment were carried on and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant.

Response:

The Company has disclosed the business experience of Mr. Cohen during the past five years.

Part 11—Item 16. Exhibits. page 28

5.
The registration statement relates to 2,747,777 shares of common stock, however the opinion of counsel is provided with regard to 3,197,777 shares. Please reconcile the discrepancy. Additionally, counsel’s opinion refers to the filer as a Delaware corporation, but expresses its opinions regarding the laws of the State of Nevada. Revise so that the opinions are provided under the laws of the jurisdiction of organization. If your opinion is also based upon Nevada law, please explain in your response letter why conclusions regarding Nevada law were needed to render the opinion regarding shares of the Delaware corporation.

Response:

The Company’s counsel has revised its opinion as necessary.

Part 11—Item 17. Undertakings. page 28

6.
You indicated in your response letter dated July 24, 3008 that you have revised your undertakings to conform to Item 512(a)(l)(iii). However, no changes have been made and the paragraph continues to omit the text “not previously disclosed in the registration statement or any material change to such information in the registration statement”, which is specified in the current disclosure guideline.

Response:

The Company has revised its undertakings to conform to Item 512(a)(l)(iii).

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

By:	/s/ Richard A. Friedman
Richard A. Friedman

cc:  Mr. Steven Y. Moskowitz,
Chief Executive Officer

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com